Mark J. Herman

Mark J. Herman, President and Chief Operating Officer of RealtyHive, received his B.S. Degree from Central Michigan University (1977) and an M.B.A. from Michigan State University (1979). Prior to joining RealtyHive Mark was President of ANYI Management Co, Mr. Herman enjoyed a 25 year banking career (principally with Comerica Bank and Fifth Third Bank) which included 20+ years of combined management and executive management positions in the areas of commercial lending, trust and investments and private banking. This experience led him to be a founding managing member of Level One Bank, currently traded on the NASDAQ. He is an active real estate investor and has held a significant equity investment in the approximate 2 million square feet of commercial, office, warehouse and industrial property and the approximate 300 multi-family units managed by ANYI Management Co.